

SUPPL

8 September 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA




Dear Sirs

Foreign Issuer Exemption under Rule12g3-2(b)
Neptune Orient Lines Limited
File No 82-2605

Neptune Orient Lines Limited ("NOL") is a foreign private issuer that was admitted to the list of foreign private issuers that claimed exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. NOL has been submitting disclosure documents in paper to US SEC as part of the condition to claim exemption pursuant to the rule.

We understand that the amendment to Rule 12g3-2(b) which became effective October 10, 2008 automatically exempts foreign private issuers that maintain a listing of equity securities in their primary trading markets outside of the United States and publish their local disclosure documents in English on their corporate Websites and that with effect from January 10, 2009, the US SEC no longer accept paper submissions from foreign private issuers to satisfy their existing Rule 12g3-2(b) obligations.

We would therefore like to inform that we will henceforth cease to submit our disclosures in paper to US SEC as a result of the amendments to the Rule 12g3-2(b). All our disclosures are posted promptly and are available on our official website www.nol.com.sg.

If you need any clarifications, please feel free to revert to me at +65-6371 5376 or email at lee_hwa_looi@nol.com.sg.

Yours faithfully

LOOI Lee Hwa
Group General Counsel & Company Secretary

LLH/cl
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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

dlw 9/28